Exhibit 21.1
List of all subsidiaries, state of incorporation and name under which the subsidiary does business.

Effective May 16, 2008, Waytronx, Inc. formed a wholly owned subsidiary, Waytronx Holdings, Inc., now renamed to CUI, Inc., an Oregon corporation, to acquire the assets of CUI, Inc.  CUI does business under the names: V-Infinity, CUI INC, CUI Europe and CUI,

Effective July 1, 2009, Waytronx acquired Comex Instruments Ltd. and 49% of Comex Electronics Ltd.  Both companies are Japanese based providers of electronic components and do business under the name: Comex